Exhibit 16.1

November 6, 2026

Office of the Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Ladies and Gentlemen:

We have read Agility Robotics, Inc. (legal successor of Churchill Capital Corp XI) statements included under Item 4.01 of its Form 8-K dated November 6, 2026. We agree with the statements concerning our Firm under Item 4.01, in which we were informed of our dismissal on November 4, 2026, following completion of the Company’s review as of and for the quarter ended September 30, 2026, which consists only of the accounts of the pre-Business Combination Special Purpose Acquisition Company. We are not in a position to agree or disagree with other statements contained therein.

Very truly yours,

/s/ WithumSmith+Brown, PC

New York, New York